UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LaSalle Hotel Properties

(Name of Issuer)

7.25% Series G Cumulative Redeemable Preferred Shares
of Beneficial Interest, par value $0.01

(Title of Class of Securities)

517942108

(CUSIP Number)

Madison Grose, Esq.
Co-General Counsel
Starwood Capital Group Global, L.L.C.
591 West Putnam Avenue
Greenwich, Connecticut 06830
203-422-7700

Copies to:

Gerald D. Shepherd, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 588-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 23, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  517942108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
SCG Hotel DLP, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0

	8.	Shared Voting Power
843,365

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
843,365

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
843,365

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)
13.3%1

14.	Type of Reporting Person (See Instructions)
PN

_______________________
1 Based upon 6,348,888 Series G Shares outstanding on July 22, 2009, as disclosed by LaSalle Hotel Properties in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on July 22, 2009.

CUSIP No.  517942108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
SCG/DLP Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0

	8.	Shared Voting Power
843,365

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
843,365

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
843,365

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)
13.3%2

14.	Type of Reporting Person (See Instructions)
PN

_______________________
2 Based upon 6,348,888 Series G Shares outstanding on July 22, 2009, as disclosed by LaSalle Hotel Properties in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on July 22, 2009.

CUSIP No.  517942108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
SCG/DLP Holdings, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0

	8.	Shared Voting Power
843,365

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
843,365

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
843,365

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)
13.3%3

14.	Type of Reporting Person (See Instructions)
OO

_______________________
3 Based upon 6,348,888 Series G Shares outstanding on July 22, 2009, as disclosed by LaSalle Hotel Properties in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on July 22, 2009.

CUSIP No.  517942108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
SCG/DLP Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0

	8.	Shared Voting Power
655,536

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
655,536

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
655,536

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)
10.3%4

14.	Type of Reporting Person (See Instructions)
PN

_______________________
4 Based upon 6,348,888 Series G Shares outstanding on July 22, 2009, as disclosed by LaSalle Hotel Properties in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on July 22, 2009.

CUSIP No.  517942108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Starwood Capital Group Global, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0

	8.	Shared Voting Power
1,505,523

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
1,505,523

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,505,523

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)
23.7%5

14.	Type of Reporting Person (See Instructions)
OO

_______________________
5 Based upon 6,348,888 Series G Shares outstanding on July 22, 2009, as disclosed by LaSalle Hotel Properties in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on July 22, 2009.

CUSIP No.  517942108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Barry S. Sternlicht

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0

	8.	Shared Voting Power
1,505,523

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
1,505,523

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,505,523

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)
23.7%6

14.	Type of Reporting Person (See Instructions)
IN

________________________________
6 Based upon 6,348,888 Series G Shares outstanding on July 22, 2009, as disclosed by LaSalle Hotel Properties in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on July 22, 2009.

This Amendment No. 1 amends and supplements the Schedule 13D filed on April 27, 2009 by SCG Hotel DLP, L.P., SCG/DLP Holdings, L.P., SCG/DLP Holdings, L.L.C., Starwood Capital Group Global, L.L.C. and Barry S. Sternlicht (the "Statement") relating to the 7.25% Series G Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01, of LaSalle Hotel Properties, a Maryland real estate investment trust.  Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Nothing contained in this Amendment No.1 or the Statement shall be deemed to be an admission that the Series G Shares belong to a class of voting equity securities for purposes of Section 13(d) of the Securities Act of 1934, as amended, or the rules of the U.S. Securities and Exchange Commission.

Item 2.	Identity and Background

The first two paragraphs of Item 2 of the Statement are hereby amended to read in their entirety as follows:

This Schedule 13D is being filed by (a) SCG Hotel DLP, L.P., (b) SCG/DLP Holdings, L.P., (c) SCG/DLP Holdings, L.L.C., (d) SCG/DLP Investors, L.P., (e) Starwood Capital Group Global, L.L.C. ("SCGG") and (f) Barry S. Sternlicht (collectively, the "Reporting Persons").

The Reporting Persons have entered into an Amended and Restated Joint Filing Agreement, dated September 24, 2009, a copy of which is filed herewith as Exhibit 1, and which is incorporated herein by reference.  Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Rule 13d-1(k) promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Item 2 of the Statement is hereby amended adding the following paragraph immediately after the fifth paragraph thereof:

SCG/DLP Investors, L.P. is a limited partnership formed under the laws of Delaware with its business address at 591W. Putnam Ave., Greenwich, CT 06830 and its principal business is real estate investment.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby supplemented by adding the following at the end thereof:

On September 23, 2009, SCG Hotel DLP, L.P. distributed 1,505,523 Series G Shares to its direct and indirect partners.  Following such distribution, SCG Hotel DLP, L.P. held 843,365 Series G Shares, SCG/DLP Investors L.P. held  655,536 Series G Shares and SCGG held 6,622 Series G Shares.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended by deleting the final paragraph thereof and replacing it with the following paragraphs:

On September 23, 2009 SCG Hotel DLP, L.P. distributed 1,505,523 Series G Shares held by it to its direct and indirect partners, including SCG/DLP Investors, L.P. and SCGG.  In connection with such distribution, each of SCG/DLP Investors, L.P. and SCGC agreed to be bound by the applicable terms of the Exchange Agreement and the Registration Rights Agreement and executed and delivered to the Issuer a transferee letter in the form attached as Exhibit C to the Exchange Agreement previously filed as Exhibit 2 to the Statement and a counterpart of the signature page to the Registration Rights Agreement previously filed as Exhibit 3 to the Statement.

Pursuant to Ownership Limit Waiver Agreements, dated as of September 16, 2009 (the "SCG Waivers"), the Issuer has exempted the acquisition by SCG/DLP Investors, L.P. of 655,536 Series G Shares and the acquisition by SCGG of 662,158 Series G Shares from the ownership limit set forth in its Articles of Amendment and Restatement of Declaration of Trust.

The discussions contained herein regarding Exchange Agreement (including the transferee letter relating thereto), the Registration Rights Agreement, the Waiver and the SCG Waivers are qualified in their entirety by the copies of those agreements filed as exhibits to the Statement, as amended hereby, and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated to read in its entirety as follows:

(a) and (b)
As of the date hereof, SCG Hotel DLP, L.P. beneficially owns an aggregate of 843,365 Series G Shares, or approximately 13.3% of the total issued and outstanding Series G Shares of the Issuer.  SCG/DLP Holdings, L.P., as the general partner of SCG Hotel DLP, L.P., may be deemed to have beneficial ownership of the foregoing 843,365 Series G Shares.  SCG/DLP Holdings, L.L.C., as the general partner of SCG/DLP Holdings, L.P., may also be deemed to have beneficial ownership of the foregoing 843,365 Series G Shares.  As of the date hereof, SCG/DLP Investors, L.P. beneficially owns an aggregate of 655,536 Series G Shares, or approximately 10.3% of the total issued and outstanding Series G Shares of the Issuer.  SCGG, as the general partner of SCG/DLP Investors, L.P., may be deemed to have beneficial ownership of the foregoing 655,536 Series G Shares and, as the sole member of SCG/DLP Holdings, L.L.C., may also be deemed to have beneficial ownership of the 843,365 Series G Shares by SCG/DLP Holdings L.L.C.  SCGG also beneficially owns 6,622 Series G Shares that it received in the distribution discussed in Item 3. In the aggregate, SCGG beneficially owns and may be deemed to beneficially own 1,505,523 Series G Shares, or approximately 23.7% of the total issued and outstanding Series G Shares of the Issuer.  Barry Sternlicht, as the Chairman, Chief Executive Officer and General Manager of SCGG, may also be deemed to have beneficial ownership of the foregoing 1,505,523 Series G Shares.

(c)	Except as set forth in Item 3 of this Schedule 13D, no transactions in the Series G Shares were effected by the Reporting Persons during the past 60 days.

(d)
No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from the sale of, or the proceeds from the sale of, any of the Series G Shares that may be deemed to be beneficially owned by any Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended by deleting the final paragraph thereof and replacing it with the following paragraphs:

Pursuant to the SCG Waivers, the Issuer has exempted the acquisition by SCG/DLP Investors, L.P. of 655,536 Series G Shares and the acquisition by SCGG of 662,158 Series G Shares from the ownership limit set forth in its Articles of Amendment and Restatement of Declaration of Trust.

As discussed in Item 4, each of SCG/DLP Investors L.P. and SCGG has agreed to be bound by the applicable terms of the Exchange Agreement and the Registration Rights Agreement and executed and delivered to the Issuer a transferee letter in the form attached as Exhibit C to the Exchange Agreement previously filed as Exhibit 2 to the Statement and a counterpart of the signature page to the Registration Rights Agreement previously filed as Exhibit 3 to the Statement.

The foregoing summary of the Exchange Agreement (including the transferee letter relating thereto),  the Registration Rights Agreement, the Waiver, and the SCG Waiver do not purport to be complete and are qualified in their entirety by the actual terms of these documents, which are attached as Exhibits hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is here by amended as follows:

(a)           Exhibit No. 1 originally filed with the Statement is hereby amended and restated in its entirety as set forth on Exhibit 1 hereto:

(b)           The following Exhibits are filed herewith:

Exhibit No.	Exhibit Name
1.

Amended and Restated Joint Filing Agreement, dated as of September 24, 2009, between SCG Hotel DLP, L.P., SCG/DLP Holdings, L.P., SCG/DLP Holdings, L.L.C., SCG/DLP Investors, L.P., Starwood Capital Group Global, L.L.C. and Barry S. Sternlicht.

5.
Ownership Limit Waiver Agreements, dated as of September 16, 2009, between LaSalle Hotel Properties and SCG/DLP Investors, L.P. and between LaSalle Hotel Properties and Starwood Capital Group Global, L.L.C.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2009

SCG HOTEL DLP, L.P.

By:	SCG/DLP Holdings, L.P.
Its General Partner

By:	SCG/DLP Holdings, L.L.C.,
Its General Partner

By:		/s/ Robert Geimer
	Name:	Robert Geimer
	Title:	Senior Vice President

SCG/DLP HOLDINGS, L.P.

By:	SCG/DLP Holdings L.L.C.,
Its General Partner

By:		/s/ Robert Geimer
	Name:	Robert Geimer
	Title:	Senior Vice President

SCG/DLP HOLDINGS, L.L.C.

By:		/s/ Robert Geimer
	Name:	Robert Geimer
	Title:	Senior Vice President

SCG/DLP INVESTORS, L.P.

By:	Starwood Capital Group Global, LLC,
Its General Partner

By:		/s/ Robert Geimer
	Name:	Robert Geimer
	Title:	Senior Vice President

STARWOOD CAPITAL GROUP GLOBAL, L.L.C.

By:		/s/ Barry Sternlicht
	Name:	Barry S. Sternlicht
	Title:	Chief Executive Officer

BARRY STERNLICHT

/s/ Barry Sternlicht

EXHIBIT INDEX

Exhibit No.	Exhibit Name
1.
Amended and Restated Joint Filing Agreement, dated September 24, 2009, between SCG Hotel DLP, L.P., SCG/DLP Holdings, L.P., SCG/DLP Holdings, L.L.C., SCG/DLP Investors, L.P., Starwood Capital Group Global, L.L.C. and Barry S. Sternlicht*

2.	Exchange Agreement, dated as of April 16, 2009, between LaSalle Hotel Properties and SCG Hotel DLP, L.P.**
3.	Registration Rights Agreement, dated as of April 16, 2009, between LaSalle Hotel Properties and SCG Hotel DLP, L.P.**
4.	Ownership Limit Waiver Agreement, dated as of April 16, 2009, between LaSalle Hotel Properties and SCG Hotel DLP, L.P.**
5.
Ownership Limit Waiver Agreements, dated as of September 16, 2009, between LaSalle Hotel Properties and SCG/DLP Investors, L.P. and between LaSalle Hotel Properties and Starwood Capital Group Global, L.L.C.*

_______________

*	Filed herewith.

**	Previously filed.